SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 20 October 2023

Exhibit No: 99.1
16 October 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 October 2023 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 October 2023

Aggregate number of ordinary shares purchased:	500

Lowest price paid per share:	£ 59.8800

Highest price paid per share:	£ 61.4400

Average price paid per share:	£ 60.2985

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,328,926 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 500 (ISIN: GB00BHJYC057)

Date of purchases: 13 October 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	500
Highest price paid (per ordinary share)	£ 61.4400
Lowest price paid (per ordinary share)	£ 59.8800
Volume weighted average price paid(per ordinary share)	£ 60.2985

Detailed information:

Transaction Date	Time	Time Zone	Volume	Price (GBP)	Trading Venue	Transaction ID
13/10/2023	08:21:14	BST	5	61.3400	XLON	860987003505510
13/10/2023	08:21:14	BST	21	61.3400	XLON	860987003505509
13/10/2023	09:03:11	BST	20	61.4400	XLON	860987003508409
13/10/2023	10:12:40	BST	33	60.7400	XLON	860987003513399
13/10/2023	10:34:52	BST	35	60.6600	XLON	860987003514618
13/10/2023	11:17:04	BST	31	60.4200	XLON	860987003517238
13/10/2023	12:18:40	BST	30	60.3000	XLON	860987003521531
13/10/2023	13:22:26	BST	37	60.1200	XLON	860987003525063
13/10/2023	13:55:21	BST	35	60.2200	XLON	860987003527330
13/10/2023	14:33:11	BST	33	60.2200	XLON	860987003530879
13/10/2023	14:56:07	BST	35	60.3000	XLON	860987003534363
13/10/2023	15:13:35	BST	39	59.9200	XLON	860987003536628
13/10/2023	15:26:00	BST	32	59.9200	XLON	860987003538387
13/10/2023	15:40:37	BST	35	59.8800	XLON	860987003539758
13/10/2023	16:14:51	BST	44	59.9200	XLON	860987003544601
13/10/2023	16:23:36	BST	22	59.9800	XLON	860987003546289
13/10/2023	16:29:48	BST	3	60.0000	XLON	860987003547688
13/10/2023	16:29:48	BST	10	60.0000	XLON	860987003547689

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 October 2023